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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                 SCHEDULE 13E-4
                               (Amendment No. 4)
                               (FINAL AMENDMENT)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   CPI CORP.
                                (Name of Issuer)

                                   CPI CORP.
                      (Name of Person(s) Filing Statement)

Common Stock, par value $.40 per share                125902106
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)
                             _____________________

                                 Alyn V. Essman
                                   CPI Corp.
                             1706 Washington Avenue
                           St. Louis, Missouri  63103
                                 (314) 231-1575
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                   on Behalf of Person(s) Filing Statement)
                              ____________________

                                   Copies to:

                          William F. Wynne, Jr., Esq.
                                  White & Case
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                                October 7, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

==========================================================================================================
                 Transaction Valuation*                                    Amount of Filing Fee
----------------------------------------------------------------------------------------------------------
                      $49,500,000                                                  $9,900
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*Calculated solely for the purpose of calculating the filing fee, based on the purchase of 2,250,000 shares at
 $22.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable       Filing party:  Not applicable
Form or Registration No.:    Not applicable       Date Filed:  Not applicable
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       The Issuer Tender Offer Statement on Schedule 13E-4 dated October 7,
1996, as amended by Amendment No. 1 dated October 18, 1996, Amendment No. 2 dated October 29, 1996 and Amendment No. 3 dated November 5, 1996, relating to the offer by CPI Corp. (the "Company") to purchase up to 2,250,000 shares of the Company's common stock, $.40 par value per share (the "Shares") (including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 1, 1989, between the Company and the Rights Agent named therein, as amended), at per share prices specified by tendering stockholders not in excess of $22.00 nor less than $19.00 per Share, in cash, net to the stockholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated October 7, 1996 and in the related Letter of Transmittal, is hereby amended to incorporate the information included below.

ITEM 8.  ADDITIONAL INFORMATION

       Item 8(e) is hereby supplemented and amended as follows:

               On November 8, 1996, the Company issued a press release announcing the final results of the Offer which expired at 12:00 Midnight, New York City time, on Monday, November 4, 1996 and pursuant to which the Company accepted for payment of 2,250,000 Shares at a price of $19.00 per Share. The final proration factor for the Offer is 50.70 percent. The press release announcing the final results of the Offer is attached hereto as Exhibit (A)(11) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

             Item 9 hereby is amended to include the following additional exhibit:

             (a)(11) Text of Press Release issued by the Company, dated November 8, 1996.
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                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13E-4 is true, complete and correct.

Dated:  November 8, 1996


                                    CPI CORP.

                                    By:  /s/  Alyn V. Essman
                                       ---------------------------------
                                    Alyn V. Essman
                                    Chairman and Chief Executive Officer
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EXHIBIT NO.

(a)(11)   Text of Press Release issued by the Company, dated November 8, 1996.